FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management Statement

Exhibit No. 1	Technology & Innovation Committee
Exhibit No. 2	Total Voting Rights

Exhibit No. 1

Legal Entity Identifier: 2138005O9XJIJN4JPN90

THE ROYAL BANK OF SCOTLAND GROUP PLC

4 AUGUST 2017

TECHNOLOGY & INNOVATION COMMITTEE

The Royal Bank of Scotland Group plc announces today that the Board has established a Technology and Innovation Committee with effect from 1 September 2017.  The Committee will be chaired by Alison Davis.  Frank Dangeard and Yasmin Jetha have been appointed as members.

Howard Davies, Chairman, said "the establishment of the new Technology and Innovation Committee demonstrates the importance the Board places on overseeing and monitoring RBS's strategic direction in relation to technology and innovation, ensuring we are meeting our customer needs in a digital-led environment".

For further information please contact:

RBS Media Relations

+44 (0)131 523 4205

Exhibit No. 2

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 August 2017:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 August 2017
Ordinary shares of £1	11,905,365,389	4	47,621,461,556
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,906,265,389		47,625,061,556

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 August 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary